

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2012

Via E-mail
David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court
22 Victoria Street
P.O. Box HM 1179
Hamilton HM EX, Bermuda

> **Re: Energy XXI (Bermuda) Limited**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 001-33628**

Dear Mr. Griffin:

We have reviewed your letter dated September 28, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 16 – Income Taxes, page 94

1.   We note your response to comment 3 in our letter dated September 18, 2012. Please provide us with additional information that will better enable us to understand the items you have identified as making up the adjustment to your income tax reconciliation captioned "revaluation of tax attributes." Your response should explain your initial and

subsequent accounting treatment and the primary causes of the changes to your accounting treatment.

Note 22 – Supplementary Oil and Gas Information, page 101

Estimated Net Quantities of Oil and Natural Gas Reserves, page 102

2.   We note your response to comments 2 and 4 in our letter dated September 18, 2012. From the information provided in your response, we note that natural gas liquids made up approximately 8.9% of your production of liquid hydrocarbons during the fiscal year ended June 30, 2012. Please tell us what percentage of your producing reserves are natural gas liquids.

Acknowledgments

3.   Please provide correspondence with the following representations signed by an officer of the company:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief